SECURITIES and EXCHANGE COMMISSION
                      Washington, D.C. 20549

                      ORIGINAL SCHEDULE 13D
Under the Securities Act of 1934

Rochem Environmental, Inc.    (name of issuer)

Common Stock   (title of class of securities)

771311107 (CUSIP number)

James H. Ward
c/o  Fred A. Simpson, Esq.
Jackson Walker, L.L.P.
1100 Louisiana Street, Suite 4200
Houston, Texas 77002
(713) 752-4248   (person to receive notices/communications)

January 22, 1998    (date of event which requires filing of this statement)

1.   Name of reporting person:     James H. Ward, individual investor
2.   Not applicable
3.   (SEC use)
4.   Source of Funds:    PF, WC, AF
5.   Not applicable
6.   Citizenship:   U.S.A.
7.   Sole Voting Power:  1,055,000 sh. Common stock
8.   Not applicable
9.   Sole Dispositive Power:  1,055,000 sh. Common stock
10.  Not applicable
11.  Aggregate Amount Beneficially Owned by Reporting Person:    1,055,000 sh.
12.  Not applicable
13.  Percent of Class Represented by Row 11: 5.5% of Common stock
14.  Type of Reporting Person:     IN


Item 1.

          Common Stock of Rochem Environmental, Inc.
          610 Milby Street
          Houston, Texas 77003

Item 2.

     a.   James H. Ward

     b.   c/o Excalibur Construction, Inc.
          P.O. Box 783
          Spring, Texas 77383

     c.   President, Excalibur Construction, Inc.
          P.O. Box 783
          Spring, Texas 77383

     d.   No convictions in any criminal proceeding during the last five years

     e. During the last five years no civil proceeding resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

     f.   Citizen of Harris County, Texas, USA

Item 3.

     All shares were purchased out of personal funds and/or funds from a corporation owned by the undersigned, being that shown in Item 2.

Item 4.

     The purpose of acquiring the shares was purely one of making an investment in a growth opportunity. The undersigned has no present plans which would relate to or result in any change or condition listed in sub-items (a) through
(j) of this item.

Item 5.

     a. The undersigned believes the number of shares of common stock outstanding in Rochem Environmental, Inc. was 19,022,251 as of September 30, 1997, and that the undersigned's shares constitute 5.5% of those shares.

     b. The undersigned has sole power to vote and sole power to dispose of the common stock reported herein.

     c. The undersigned last purchased shares in open market transactions on January 22, 1998, at $.30 per share, being the only transactions in such shares in the past sixty days.

     d. No person other than the undersigned has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported by the undersigned herein (save for spousal community property interests).

     e.   Not applicable.

Item 6.

     There are no such contracts.

Item 7.

     No exhibits are required.

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     January 26, 1998

Signature:___________________________________, Individually
          James H. Ward